Exhibit 12.1

                       Statement re: Computation of Ratios


                            MARVEL ENTERPRISES, INC.


      RATIO OF COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS TO EARNINGS
                                   1993 - 1998
                                 (in thousands)




                                                                                                                         Pro Forma
                                              1993          1994          1995         1996        1997         1998       1998
                                              ----          ----          ----         ----        ----         ----       ----
Fixed Charges and Preference
Dividends:

Interest on Rent Expense                        74          135           174         263          407          353       1,391

Interest Expense - Gross                     1,231        1,862           498         123          821        9,543      40,543

Preferred Stock Dividends                       --           --            42         105           71        3,380      13,520
                                   --------------------------------------------------------------------------------------------


Total Fixed Charges and Preference
Dividends                                    1,305        1,997           714         491        1,299       13,276      55,454
                                   ============================================================================================


Earnings:

Pretax Income                                4,017       30,275        47,574      27,811      (49,650)     (28,224)    (76,600)

Fixed Charges and Preference
Dividends                                    1,305        1,997           714         491        1,299       13,276      55,454
                                   --------------------------------------------------------------------------------------------
Total Earnings                               5,322       32,272        48,288      28,302      (48,351)     (14,948)    (21,146)
                                   ============================================================================================


Ratio of Combined Fixed Charges
and Preference Dividends to
Earnings                                      4.08        16.16         67.63       57.64           --           --          --
                                   ============================================================================================



For the purposes of the ratio of combined fixed charges and preference dividends to earnings, earnings were calculated by adding pretax income, interest expense and the portion of rents representative of an interest factor. Combined fixed charges consist of interest expense and the portion of rents representative of an interest factor. For the periods in which earnings were insufficient to cover combined fixed charges and preference dividends, the dollar amount of coverage deficiency was $49.7 million, $31.6 million and $90.1 million for the twelve months ended December 31, 1997 and 1998 and the pro-forma twelve months ended December 31, 1998, respectively.



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